

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

June 20, 2013

Via U.S. mail
Mr. Keith E. Bass
President and Chief Executive Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL 34134

> **Re:    WCI Communities, Inc.**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed June 14, 2013**
> **File No. 333-188866**

Dear Mr. Bass:

We reviewed the filing and have the comments below.

Charles C. Reardon, Director Nominee, page 151

1.  Include employment dates for at least the past five years.

16.  Stock-Based Compensation, page F-52

2.  We note your response to comment 22 from our letter dated June 6, 2013 but are unable to complete our evaluation of your response until the initial public offering price range has been disclosed and you have given effect to the stock split that is expected to occur before effectiveness.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Lisa Haynes Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc:     Via E-mail
        Marc D. Jaffe, Esq.
        Senet S. Bischoff, Esq.
        Latham & Watkins LLP          885 Third Avenue

New York, NY 10022